PETROBRAS ARGENTINA SA

December 18, 2014

VIA EDGAR

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re.

Petrobras Argentina S.A.

Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 25, 2014

File No. 333-155319

Dear Mr. Horowitz:

By letter dated December 11, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) commented on the annual report on Form 20-F of Petrobras Argentina S.A. (the “Company”) for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), which was filed with the Commission on April 25, 2014.  In response to the Staff’s comment, the Company submits the response below.

For your convenience, the Company has reproduced below in italics the Staff’s comment.

Oil and Gas Exploration and Production, page 24

Reserves, page 34

Comment

1. Please tell us how you comply with Item 1203(b) and (c) of Regulation S-K, which require that you disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves; and that you discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.

Response to Comment

On page 36 of the 2013 Form 20-F, we provided a break-down of our total proved reserves into “proved developed reserves” and “proved undeveloped reserves” as of December 31, 2013, 2012 and 2011. Proved undeveloped reserves as of December 31, 2013 stood only 1.5% higher than proved undeveloped reserves as of December 31, 2012.

In addition, the table on page 36 of the 2013 Form 20-F discloses further detail on the variations affecting our reserves (proved developed and undeveloped) for the periods indicated.

We take note of the Staff’s comment relating to pages 24 and 34 of the 2013 Form 20-F.  During 2013, we invested U.S.$245 million to convert approximately 10.7 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves. We will continue to disclose in each future 20-F filing material changes in proved undeveloped reserves occurring during the relevant fiscal year and disclose investments made to convert proved undeveloped reserves to proved developed reserves.

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In accordance with the requests at the end of your letter, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, or require any additional information, please do not hesitate to contact María Verónica Blasco or Claudio Martín or Gabriel Scagnetti of Petrobras Argentina S.A. at (5411) 4344 6571 or Andrés de la Cruz of Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2208.

Very truly yours,

PETROBRAS ARGENTINA S.A.

/s/ Luis Miguel Sas

By: Luis Miguel Sas

Title: Chief Financial Officer

c.c.	María Verónica Blasco – Petrobras Argentina S.A. Claudio Martín – Petrobras Argentina S.A.
Gabriel Scagnetti – Petrobras Argentina S.A.

Andrés de la Cruz – Cleary Gottlieb Steen & Hamilton LLP